Exhibit 99.1

News Release

For Immediate Release

Stantec to rehabilitate major Boston sewer line
Tunnel project is the largest environmental infrastructure project ever for the firm

BOSTON MA (June 25, 2009) TSX, NYSE: STN

Engineering firm Stantec has been chosen to design the rehabilitation of a major sewer tunnel running beneath a densely populated section of Boston, Massachusetts. The firm will be redesigning the West Roxbury Tunnel, a 12,500-foot-long, 84-inch-diameter rock tunnel that has become severely corroded over time. With depths of up to 220 feet and limited points of access, the project requires carefully planned logistics and marks the largest and most complex linear infrastructure rehabilitation project ever awarded to the firm.

“This project demonstrates the depth and breadth of our Environment practice,” says Bob Gomes, Stantec President & CEO. “With the vast resources available to our employees across North America we have the capability to complete larger and more complex projects such as the West Roxbury Tunnel.”

The Massachusetts Water Resources Authority (MWRA) has given the tunnel project a high priority based on its critical service to as many as 125,000 homes and businesses. Stantec will be examining the conditions of the tunnel and exploring the viability of several rehabilitation or realignment options. Stantec will also manage the traffic control, permitting, surveying, hazardous materials handling, and other services related to the design and construction of the new or rehabilitated tunnel. The Massachusetts offices of Hatch Mott MacDonald and Brown and Caldwell are also key subconsultants on the engineering team.

“Rehabilitating or replacing this tunnel is a high priority for the MWRA and we’re glad to be able to contribute,” says Bill Powers, Stantec’s project manager. “With so much focus lately on improving our country’s infrastructure, now is an especially opportune time for a job of this magnitude.”

The MWRA is one of the ten largest water and wastewater utilities in the United States.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of over 130 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN.

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Media Contact Alison Smith Media Relations Stantec (978) 577-1443 alison.smith@stantec.com	Investor Contact Sonia Kirby Investor Relations Stantec (780) 969-3350 sonia.kirby@stantec.com

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